Exhibit 99.3

Extraordinary General Meeting of the Shareholders of Mazor Robotics Ltd.

Date:	July 22, 2014
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

		For	Against	Abstain
1.	Election of Mr. Michael Berman to hold office as a director and to approve his annual and participation remuneration.	☐	☐	☐

		YES*	NO
1A	Do you have a personal interest in this resolution*	☐	☐

		For	Against	Abstain
2.	Approval of grant of options to Mr. Michael Berman.	☐	☐	☐

		YES*	NO
2A	Do you have a personal interest in this resolution*	☐	☐

		For	Against	Abstain
3.	Approval of Mr. Ori Hadomi, the Company’s Chief Executive Officer, updated employment agreement.	☐	☐	☐

		YES*	NO
3A	Do you have a personal interest in this resolution *	☐	☐

*	If the answer is “Yes” – provide details regarding the nature of the personal interest below:

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above

Ó Please separate carefully at the perforation and return just this portion in the envelope provided. Ó

Extraordinary General Meeting of the
Shareholders of Mazor Robotics Ltd.
to be held on July 22, 2014
For Holders as of June 23, 2014

•	Mark, sign and date your Voting Instruction Form.
•	Detach your Voting Instruction Form.
•	Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, New York Time July 16, 2014.

PROXY TABULATOR FOR MAZOR ROBOTICS LTD. P.O. BOX 8016 CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2014 Mediant Communications LLC. All Rights Reserved

Mazor Robotics Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. (NY Time) on July 16, 2014)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Mazor Robotics Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on June 23, 2014 at the Extraordinary General Meeting of the Shareholders of Mazor Robotics Ltd. to be held on July 22, 2014 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1.	Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.
It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
Mazor Robotics Ltd.
P.O. Box 8016
CARY, NC 27512-9903